The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Investment Growth

Time Period: 5/25/2004 to 7/31/2020



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 48,630,061

The total annual operating expense ratio of the Fund was 2.46%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2021, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses (including short interest and dividend expense of 0.46% and acquired fund fees and expenses of 0.08%), total annual operating expenses were 1.40%. Expense ratios are as of the April 17, 2020 prospectus.

Trailing Returns (as of month-end)

As of Date: 7/31/2020

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	1.14%	1.58%	1.32%	3.82%	4.96%	3.59%	3.04%	4.74%
Wilshire Event Driven	1.34%	3.38%	0.17%	1.93%	2.31%	1.58%	1.78%	2.80%
Barc Agg Bond	1.49%	2.61%	7.72%	10.12%	5.69%	4.47%	3.87%	4.63%
Benchmark: US 3-mo T-Bill	0.02%	0.03%	0.62%	1.46%	1.74%	1.20%	0.64%	1.38%
US Insurance Market Neutral	1.48%	2.52%	-4.68%	-2.10%	2.26%	1.92%	—	—

Trailing Returns (as of quarter-end)

As of Date: 6/30/2020

	MERVX
QTD	2.88%
1 Year	3.62%
3 Years	4.56%
5 Years	3.32%
10 Years	3.05%
Since Inception	4.69%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 7/31/2020



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Market Neutral

July 2020

Mutual Funds | Alternative | Market Neutral

The Merger Fund VL

Portfolio

Avg. position size:	0.75%
Number of long positions:	104
Number of short positions:	11
Percent invested:	78%

TOP 10 Holdings 41.30%

1. Willis Towers Watson Public Limited Co.
2. Altaba Inc.
3. Wright Medical Group N.V.
4. QIAGEN N.V.
5. E*TRADE Financial Corporation
6. Tiffany & Co.
7. TD Ameritrade Holding Corporation
8. Legg Mason, Inc.
9. LogMeIn Inc.
10. Ingenico Group

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 8/1/2017 to 7/31/2020

	MERVX	Wilshire Event Driven	Barc. Agg Bond
Std Dev	**3.43%**	**4.33%**	**3.33%**
Sharpe Ratio	**0.95**	**0.17**	**1.19**
Sortino Ratio	**1.47**	**0.20**	**2.63**
Beta (vs S&P 500)	**0.11**	**0.21**	**0.00**
Correlation (vs S&P 500)	**30.63**	**69.74**	**0.06**
Beta (vs Barc. Agg)	**0.09**	**0.28**	**1.00**
Correlation (vs Barc. Agg)	**0.83**	**4.55**	**100.00**

Deal Terms

Cash
62.82%
Stock with Fixed Exchange Ratio
21.94%
Stock and Stub
7.96%
Cash & Stock
5.44%
Risk Reversal
1.67%
Undetermined
0.17%
0.00%
20.00%
40.00%
60.00%
80.00%

Regional Exposure

United States
62.03%
Europe ex-U.K.
28.08%
Asia ex-Japan
3.55%
Japan
2.60%
United Kingdom
1.79%
Canada
1.51%
North America Offshore
0.41%
New Zealand
0.03%
0.00%
20.00%
40.00%
60.00%
80.00%

Sector Exposure

Consumer Disc.
26.45%
Financials
25.87%
Health Care
17.50%
Information Tech.
13.18%
Real Estate
5.62%
Industrials
5.47%
Communication Services
4.10%
Utilities
1.43%
Materials
0.37%
0.00%
10.00%
20.00%
30.00%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prosepectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire L qu d Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviat on is the degree by wh ch returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Rat o measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Rat o is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.



Westchester Capital
MANAGEMENT

Global

Absolute Return

Catalyst Driven

Q2 2020 Quarterly Review

OVERALL Morningstar Rating™

The Merger Fund®
MERFX/MERIX

Investor	★★★★	Out of 99 market neutral funds as of 6/30/2020
Institutional	★★★★	





Event-Driven Fund
WCERX/WCEIX

Investor	☆☆☆☆	Out of 252 multi-alternative funds as of 6/30/2020
Institutional	★★★★	





The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics. Ratings based on risk-adjusted returns.



Credit Event Fund
WCFRX/WCFIX

The Merger Fund VL
Insurance Dedicated Vehicle
MERVX

STANDARDIZED PERFORMANCE SUMMARY
As of June 30, 2020

	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[1,2]	Net Expenses excluding Investment-Related Expenses[2,3]	Performance Inception	Ticker
Merger Arbitrage[2]											
The Merger Fund (Institutional)	2.40	0.00	3.65	3.67	n/a	3.33	1.72%	1.70%	1.19%	08/01/2013	MERIX
The Merger Fund (Investor)	2.33	-0.12	3.32	3.35	3.09	5.99	2.01%	1.99%	1.48%	01/31/1989	MERFX
Insurance Dedicated Funds[2]											
The Merger Fund VL	2.88	0.18	3.62	3.32	3.05	4.66	2.46%	1.94%	1.40%	05/26/2004	MERVX
Opportunistic Credit[2]											
Credit Event Fund (Institutional)	11.53	-5.64	-2.76	n/a	n/a	1.34	5.40%	1.90%	1.64%	12/29/2017	WCFIX
Credit Event Fund (Investor)	11.90	-5.37	-2.63	n/a	n/a	1.23	5.65%	2.15%	1.89%	12/29/2017	WCFRX
Multi Event[2]											
Event-Driven Fund (Institutional)	6.76	-6.81	-2.41	2.67	n/a	2.77	2.17%	2.13%	1.57%	01/02/2014	WCEIX
Event-Driven Fund (Investor)	6.69	-6.93	-2.71	n/a	n/a	3.59	2.42%	2.38%	1.82%	03/22/2017	WCERX

	QTD	YTD	1-YR	5-YR	10-YR	15-YR
US Fund Market Neutral	0.93	-3.39	-2.83	0.08	0.21	0.36
US Fund Multialternative	4.81	-5.39	-3.30	-0.03	1.51	1.25
US Fund Long/Short Credit	7.61	-2.21	-0.44	1.22	2.39	3.10
Wilshire Liq Alt. Event Driven	5.16	-1.15	1.17	1.26	1.77	2.83
S&P 500 Index	20.54	-3.08	7.51	10.73	13.99	8.83
Barclays Agg. Bond Index	2.90	6.14	8.74	4.30	3.82	4.39
BofAML US 3M Trsy Bill	0.02	0.60	1.63	1.19	0.64	1.34

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. [1]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [2]The Adviser has contractually agreed to waive a portion of its investment advisory fee through April 30, 2021 for The Merger Fund®. The Adviser has contractually agreed to limit the ordinary operating expenses through April 30, 2021 for The Merger Fund VL. The Adviser has contractually agreed to waive a portion of its investment advisory fee and to reimburse other ordinary operating expenses through April 30, 2021 for WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund. [3]Investment related expenses include expenses related to short sales and interest on any borrowing or interest on reverse repurchase agreements, as applicable, and acquired fund fees and expenses.

Fellow Shareholders,

"May you live in interesting times" is an English expression, purportedly a translation of a traditional Chinese curse. While seemingly a blessing, it is actually ironic-- life is better in "uninteresting times" of peace and tranquility than in "interesting" ones, i.e. times of trouble[1].

To say that these are interesting times would be the understatement of the decade as it applies to world health, politics, and economic activity. Uncertainty abounds as we contemplate the U.S. election, coronavirus vaccine/treatment progress, and continued economic weakness and interest rate declines throughout the world.

Financial markets, however, recovered significantly in the second quarter from March's calamitous collapse. Bolstered by COVID vaccine optimism, incipient economic reopening, and probably most significantly the $16 trillion stimulus package, markets have substantially erased March losses. In fact, US stocks posted their best quarter in 20 years[2] with the NASDAQ later touching a new all-time high on August 3rd[3].

This strength counterintuitively comes against the backdrop of nearly 20 million American jobs lost, struggling retail sales, and persistent multi-sector contraction[4]. Furthermore, the resurgence of the virus in multiple locales appears to be stalling the economic recovery. As a result, investors should be prepared for continued volatility and uncertainty.

Our corner of the universe was affected as well: Difficulty conducting deal diligence and lack of pro forma visibility added uncertainty to merger processes and caused activity to fall off a cliff in the second quarter[5].

- Global M&A activity tumbled to its lowest level in more than a decade in the second quarter, as companies rolled back expansion plans to focus on protecting their franchises in the wake of the coronavirus outbreak.

- Global M&A activity totaled $485.3 billion in the second quarter, down 55% from a year ago, the lowest since Q3 2009, according to Refinitiv. 8,272 deals was the lowest quarterly number since Q3 2004.

- Most of the decline occurred in the United States, where M&A plunged 85% from year-earlier levels to $94.3 billion as the pandemic spread. It was the first time since Q3 2009 that the United States has not led the rankings. Europe and Asia declined more modestly, less than 10%, to $182 billion and $150 billion, respectively, however, the virus spread profile differs by geography and government response, and may have influenced the data.

Nonetheless, non-merger corporate reorganizations and spin-off/split-offs continued at a rapid pace, and extant merger transactions also provided periodic opportunities to deploy capital, as well as the new "it" investment known as Special Purpose Acquisition Companies ("SPACs").

We are encouraged that the pause button on mergers has been pressed rather than the stop button, as we believe the M&A space appears to be showing early signs of a rebound. While transaction volume has slowed significantly, July and August saw several multi-billion dollar deals announced – including Siemens Healthcare's $16 billion acquisition of Varian Medical Systems, Teledoc's $18 billion purchase of Livongo, Microsoft's (or even Twitter's) possible acquisition of TikTok for a price



---

[1] Wikipedia
[2] Michael Wursthorn, "U.S. Stocks Finish Best Quarter in More Than 20 Years," Wall Street Journal, June 30, 2020
[3] Noel Randewich, "Nasdaq hits record high close as traders eye M&A and stimulus," Reuters, August 3, 2020
[4] U.S. Stocks Finish Best Quarter in More Than 20 Years, *Wall Street Journal*, June 30, 2020
[5] Source: Refinitive Data

thought to be in the tens of billions of dollars, and several others. Perhaps CEOs have become more confident in their ability to forecast future performance, a key ingredient for deal activity. Bankers we speak to perceive a gradual refill of the M&A pipeline, including a significant uptick in dialogue over the past month, as companies adapt to a post-coronavirus reality.

We highly recommend an excellent Bloomberg Opinion article by Tara LaChapelle, from June 9, 2020, which discusses the mechanics and evolution of merger activity in the COVID era. Tara writes *"The M&A handshake may be over, but tech-savvy companies are already embracing the deal-by-video-chat method. Verizon Communications Inc. acquired videoconferencing business BlueJeans Networks for about $400 million in April, and though those talks began last year, the deal had to be finalized over BlueJeans video calls. Intel Corp. also bought Moovit Inc., an Israeli public-transit mapping startup, for $900 million last month. Moovit's CEO told one publication that the deal came together over Zoom video calls.*

Not only could more companies use video conferencing tools to do M&A, but other tech-affiliated companies could also copy Verizon by acquiring a service like BlueJeans to round out their business software offerings. That's if working from home is going to be more common even after COVID-19 gets under control. And for deals in which physical assets and property are key, investors have cited the prospect of drones being used to conduct due diligence and avoid unnecessary travel and virus risks. Whether that's a practical solution remains to be seen."



Blunts & Robots (song)
By The Crystal Method

What do cannabis, artificial intelligence, space travel, sports betting, electric vehicles, hydrogen trucks, LIDAR, solid-state batteries, and rare earth metals all have in common? Companies in these cutting-edge businesses have all announced mergers with SPACs. SPACs' daily appearances in newspapers, websites, and television have fueled speculative interest in these acquisition vehicles. Day traders and retail investors have jumped into these "concept stocks" with both feet, propelling many of them to multiples of their initial offering price.

SPACs, sometimes known as blank check companies, are publicly traded entities without operating businesses, which are created for the singular purpose of acquiring privately-held operating businesses. The target company, therefore, becomes a publicly traded entity, through the acquisition, without having to IPO itself.

We believe the initial public SPAC offering has limited risk because most of the money raised for a potential acquisition typically resides in a segregated interest-bearing trust account or is invested in high-quality debt instruments pending transaction completion. The SPAC sponsors have a predetermined period of time to either make an acquisition or otherwise return the remaining capital to investors. Additionally, shareholders who do not wish to participate in the transaction typically may elect to redeem their shares for a pro rata share of capital in the trust account.

When SPACs initially go public, the acquisition target is not yet known (although the target industry might be) so there is a speculative element before deal announcement. Upon announcement and then upon deal-closing, the excitement (and stock price) sometimes build, similar to a highly sought-after IPO of a well-known company. In a sense, SPACs allow retail investors to play armchair venture capitalists, investing in pre-public companies prior to their IPO.

SPAC IPOs raised more than $10 billion in July alone, versus ~$7.6 billion for the full second quarter this year and approximately $12 billion for the entire full year 2019. As of July 31, 2020, 47 SPACs have raised public capital in 2020, compared to 59 in all of 2019 and 46 in all of 2018, a 145% surge in dollar value over 2019. SPAC IPOs represented 38% of IPO money raised in 2020 (versus approximately 15% in recent years), with more SPACs than any other IPO category. Merger activity in the SPAC space has also broken records, with Churchill Capital Corp. III, for example, announcing an $11 billion deal with health-care company MultiPlan Inc., the largest SPAC merger announced to date.[6]

As an observation, despite the limited risk when purchased close to trust value, the SPAC market seems a bit frothy to us, with companies related to non- internal combustion vehicles, space travel, or on-line gambling being accorded premium valuations regardless of current or future business prospects. The final indication of "irrational exuberance" in this space might be a planned Exchange Traded Fund for SPAC IPOs that was just filed with the SEC under the symbol SPAK. It is unclear to us whether or not the SPAC craze will continue or remain active, liquid, and large enough to support such an ETF or even current activity, but as with other investment opportunities, when one door closes another one often opens.

MERGER ARBITRAGE


CLINT EASTWOOD
THE GOOD THE BAD and THE UGLY
co-starring
LEE VAN CLEEF
also starring
ELI WALLACH
in the role of TUCO
directed by
SERGIO LEONE

The Merger Fund® advanced by 2.40% during the second quarter, its 99th gain in the 126 quarters since its 1989 inception. We were invested in 154 transactions during the quarter and experienced no terminated deals; however, a number were renegotiated. The good investments were reflected in a greater than 4:1 ratio of winners to losers, with 125 positions posting gains; 29 securities were bad investments during the quarter, posting mark-to-market losses, but may redeem themselves if the transactions proceed to completion. The ugly investments included renegotiated transactions that traded down at some point, when deal completion was threatened, by either lawsuit or public statements by the buyer, and then traded somewhat back up upon announcement of new, agreed-upon lower deal terms. This includes Delphi Technology's acquisition by Borg-Warner Automotive; Advanced Waste Disposal Systems acquisition by Waste Management; Crosspoint Capital and Advent International's purchase of ForeScout Technologies. In the "remains to be seen" category, we have Taubman Centers Inc., which contracted to be bought by Simon Property Group for $52.50 per share in cash in February. The parties are currently in litigation over Simon's right to terminate the transaction in light of COVID-19. We are following the situation closely and would point out that the parties specifically agreed that effects stemming from the current pandemic are not grounds for deal termination. We believe that Taubman has the edge in this case, but expect that the parties will ultimately agree to proceed on re-negotiated deal terms. If that does not happen, a trial is scheduled for late November of this year. Two other situations where investors appear to speculate that the buyer is not interested in closing the acquisition on current terms are LVMH's $16 billion acquisition of Tiffany & Co, and Essilor Luxotica's $8 billion merger with Grandvision. Neither buyer has publicly attempted to terminate yet, but note that the strategic rationale for both deals remains in place and the merger agreement for the Tiffany deal is extremely tight and difficult to terminate.

---

[6] Bill Ackman and Pershing Square Launch Largest SPAC To Date: A Harbinger of Things to Come?, Debevoise Update, July 24, 2020

We invested in 23 new situations during the quarter, and as of the end of June, we held 117 positions and were approximately 87% invested.

We covered a short position in a large technology company transaction that requires Chinese SAMR (State Administration of Market Regulation) approval and has been interminably delayed. We will disclose more details after the deal is either approved or blocked to maintain maximum investment flexibility. This rare but modestly profitable trade for us reflects the opportunities available to not just buy, but sell short as well inefficiently priced merger arbitrage securities.

The biggest contributors to performance were Caesars Entertainment (0.49%), Tallgrass Energy LP/Blackstone Group Inc. (0.49%), and Allergan PLC/AbbVie Inc. (0.34%). Our largest detractors were ForeScout Technologies Inc./Advent Int'l & Crosspoint Capital (-0.45%) as Advent International sued to terminate the acquisition and then the parties agreed to complete the deal but at a lower price; Macro Portfolio Hedge (-0.33%), and Tiffany & Co/LVMH Moet Hennessy Louis Vuitton SE (-0.26%) which traded down on speculation that LVMH might be looking for a price cut. We are optimistic that a deal will still occur.

Statistical Summary

DEAL TERMS	
Cash	64.40%
Stock with Fixed Exchange Ratio	18.20%
Stock & Stub	9.41%
Cash & Stock	6.27%
Risk Reversal	1.56%
Undetermined*	0.16%

TYPE OF BUYER	
Strategic	92.26%
Financial	7.74%

BY DEAL TYPE	
Friendly	100.00%
Hostile	0.00%

Sectors



Regions



EVENT-DRIVEN

Sub-Strategy	Allocations	Contribution*
Arbitrage	65.50%	-0.36%
Special Situations:	7.93%	-0.02%
Credit:	9.33%	0.54%
Restructuring:	17.24%	0.71%
Total:	100%	0.88%

*WCEIX is used for performance calculation

Strategy allocations result from our bottom-up process; our investment decisions are based on each opportunity's unique characteristics. Every investment is based on public information rather than speculation, has a defined timeline and a calculable expected return. The strategy is designed to "go where the events are." We do not weight the portfolio according to pre-determined allocations to macro-factors such as strategy, sector, or geography.

The WCM Alternatives: Event-Driven Fund (WCEIX) was up 6.76% and 6.69% for the Institutional and Investor share classes, respectively, during the quarter, reducing the YTD loss to -6.81% and -6.93%, respectively. The Fund participated in 192 events, 146 positions posted gains versus 46 with negative marks-to-market. Additionally, we entered 23 new positions and the fund was 150% invested at quarter-end.


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DAILY BURN
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ELECTUS
IAC
Ask APPLICATIONS
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THE DAILY BEAST
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INVESTOPEDIA

One of the more interesting investments was a structured position in IAC Interactive Corp, a well-known e-commerce business incubator and parent company of the popular dating app Tinder. IAC is the parent of 150 brands and products. IAC was in the process of spinning off its $30 billion interest in dating app Match.com in a transaction expected to enhance shareholder value. Match.com is the largest business it has separated in its 25-year history.

Winners included Caesars Entertainment (0.69%), GSEs (0.53%), and DuPont/International Flavors (0.49%). In aggregate, SPACs contributed 1.3% in Q2 alone, making it one of the largest contributors to the Fund this quarter.

The biggest detractors were similar to The Merger Fund: ForeScout Technologies Inc./Advent Intl & Crosspoint Capital (-0.49%), CEC Entertainment, Inc. bonds (-0.39%), Macro Portfolio Hedge (-0.33%), and Tiffany & Co/LVMH Moet Hennessy Louis Vuitton SE (-0.27%).

CREDIT EVENT

CREDIT QUALITY	
A+	1%
BB	1%
BB-	17%
B+	11%
B	8%
B-	13%
<CCC+	15%
Not rated	34%

Figures may not add due to rounding.

SUB-STRATEGY ALLOCATION	
M&A Credit	40%
Other Catalyst Credit	42%
Relative Value Credit	7%
Restructuring/Reorg Credit	10%

The WCM Alternatives: Credit Event Fund was 139% invested through quarter-end. Performance in the second quarter continued to bounce back smartly from the dysfunctional market in March, adding 11.53% for the Institutional share class and 11.90% for the Investor share class, reducing the losses through June to -5.64% and -5.37% respectively. Winners outnumbered losers by almost 11:1. The Fund has invested in 83 situations throughout the quarter, 12 of which were new situations, and as of June 30th, had 76 credit-related event investments in the portfolio, including multiple SPAC positions.

In the winner column, contributing 3.94% was the continued presence of SPAC investments. The second-largest winner was Global A&T Electronics Ltd. (+1.00%). The bonds have rebounded almost to pre-COVID levels; as the business remains unaffected by COVID, the pending deal with the global PE firm is getting closer to the close date. Genesis Energy LP was also a contributor at 0.81% as the bonds rebounded to pre-COVID levels as the company's defensive position in the energy space became apparent. The Credit Event Fund's largest detractor is its holding in RentPath LLC (-0.53%). There is no new news, but the general lack of liquidity in this chapter 11 name has caused spreads to widen. We continue to believe the acquisition of RentPath by competitor, Co-Star Group, will close in Q4 2020 and we will receive the proceeds for the purchase price.

Another interesting investment made by both our Credit Event Fund and the Event-Driven Fund was the provision of "backstop financing" to the restructuring of PG&E Corp. We were offered shares in the emergent company in return for committing to purchase additional shares at a 5-10% discount to the then-trading price, ONLY IF NECESSARY if the company was unable to raise the required financing through other private means. We were called upon to purchase some of those discounted shares and are in the process of liquidating the position at a profit.

IN CLOSING

While there are current challenges to executing merger transactions, we believe M&A markets will continue to rebound. The structural need to grow through acquisitions in many industries, coupled with strong equities markets and available cheap financing provides strong support to re-open the M&A spigot. Moreover, an uptick in distressed M&A should be inevitable as struggling companies either face insolvency or undertake strategic tie-ups.

Here is an excerpt from an interesting May 14, 2020 Bloomberg article on the subject:[7]

Dealmakers expect a rapid rise in activity in the second half of the year, forecasting that divestitures and all-stock deals could lift the worst takeover slump in years.

As governments reopen economies ravaged by the pandemic, chief executive officers and boards are starting to think about deal-making, after raising money to shore up balance sheets, according to Goldman Sachs Group Inc.'s Co-Heads of Global M&A Dusty Philip and Michael Carr. Industries such as technology may lead the way out, they said, with deals also coming from badly hurt sectors such as energy where companies must transact to stay alive.

"What we have learned from the past is that sharp declines in the M&A market have led to sharp recoveries, so we're expecting a strong second half with higher levels of M&A," Philip said. "The vast majority of discussions are on hold but many clients remain in a strong position and on the front foot with respect to deploying capital for M&A." The bank's analysis of three crises over the past 30 years shows that M&A takes a couple of years to return to full throttle, Carr said. But this recovery is already in its "second wave," where companies are trying to gain scale through mergers of equals and asset sales to focus on core businesses, he said.

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[7] Dealmakers Look for M&A to Pick Up in Second Half of the Year, Bloomberg, May 14, 2020

On behalf of the entire Westchester Capital team, we hope that you and yours remain safe and healthy during this unprecedented period. While we are all aware of the challenges that remain in the near term, we are optimistic that the worst is behind us.

Roy Behren

Mike Shannon

OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our vehicles span the spectrum from lower-return, lower-volatility expectations to additional volatility with potentially higher return expectations:

SEC '40-Act Funds		Ticker	Strategy	Inception
The Merger Fund®			Merger Arbitrage	
	Investor Share Class	MERFX		1989
	Institutional Share Class	MERIX		2013
WCM Alternatives: Event-Driven Fund			Event-Driven	
	Investor Share Class	WCERX		2017
	Institutional Share Class	WCEIX		2014
WCM Alternatives: Credit Event Fund			Opportunistic Credit	
	Investor Share Class	WCFRX		2017
	Institutional Share Class	WCFIX		2017

Variable Annuity Trust				
The Merger Fund VL		MERVX	Merger Arbitrage	2004

Sub-advised SEC '40-Act Funds				
JNL/Westchester Capital Event Driven Fund			Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund			Merger Arbitrage	2016

Quarterly statistical summaries for all of our vehicles are provided within two weeks of the end of the quarter-typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

IMPORTANT DISCLOSURES

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in

The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event-Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges, and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of June 30, 2020, were: Altaba Inc. (5.75%), Wright Medical Group N.V. (5.33%), Willis Towers Watson Public Limited Co. (5.02%), Tiffany & Co. (4.91%), QIAGEN N.V. (4.37%), E*TRADE Financial Corporation (4.22%), Osram Licht AG (4.22%), Tech Data Corporation (3.54%), TD Ameritrade Holding Corporation (3.33%), LogMeIn (2.48%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of June 30, 2020, were: Altaba Inc. (5.59%), Wright Medical Group N.V. (5.23%), Willis Towers Watson Public Limited Co. (4.86%), Tiffany & Co. (4.77%), QIAGEN N.V. (4.42%), Osram Licht AG (4.28%), E*TRADE Financial Corporation (4.26%), Tech Data Corporation (3.42%), TD Ameritrade Holding Corporation (3.38%), Legg Mason, Inc. (2.51%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of June 30, 2020, were: Altaba Inc. (7.33%), Wright Medical Group N.V. (5.97%), Willis Towers Watson Public Limited Co. (5.63%), Tiffany & Co. (5.04%), Osram Licht AG (4.67%), QIAGEN N.V. (4.56%), TD Ameritrade Holding Corporation (3.89%), Tech Data Corporation (3.89%), E*TRADE Financial Corporation (3.88%), Delphi Technologies, PLC (3.29%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Credit Event Fund as of June 30, 2020, were: Altaba Inc. (6.65%), Refinitiv US Holdings Inc. (5.83%), Global A&T Electronics Ltd. (5.80%), Flavors Holdings Inc. (5.07%), APX Group (5.03%), RentPath LLC (4.66%), Claire's Stores (4.40%), Nielsen Finance LLC (4.25%), Trebia Acquisition Corp. (4.16%), The Stars Group Holdings (4.05%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue, or other events, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment, and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Investments in lower-rated and non-rated securities present a great risk of loss to principal and interest than higher-rated securities.

The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds nor any of their representatives may give legal or tax advice.

The views expressed are as of Aug 1, 2020, and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed, and should not be considered recommendations to buy or sell any security. Distributions are not guaranteed. This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity, and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of June 30, 2020, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 99 funds in the last three years, 83 funds in the last five years, and 21 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor share class (MERFX) received a Morningstar Rating of 5 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class (MERIX) received a Morningstar rating of 5 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. Ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of MERIX and reflect the historical performance of MERFX, (inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares. As of June 30, 2020, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following periods: 252 funds in the last three years and 191 funds in the last five years. With respect to these Multi Alternative funds, WCM Alternatives: Event-Driven Fund – Institutional share class (WCEIX) received a Morningstar Rating of 4 stars and 4 stars for the three- and five-year periods, respectively. WCM Alternatives: Event-Driven Fund – Investor share class (WCERX) received a Morningstar Rating of 4 stars and 4 stars for the three- and five-year periods, respectively. 5-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of WCERX and reflect the historical performance of WCEIX, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2020 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

A number of the comments in this document are based on current expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from expectations. The opinions expressed are a reflection of Westchester Capital Management's best judgment at the time this document is compiled and any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise is disclaimed. Furthermore, these views are not intended to predict or guarantee the future performance of any individual security, asset class, or markets generally, nor are they intended to predict the future performance of any Westchester Capital Management account, portfolio or fund.

Definitions: **The S&P 500 Index** is a broad-based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment-grade bonds. **The Bloomberg Barclays US Corporate High Yield Bond Index** measures the USD-denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody's, Fitch, and S&P is Ba1/BB+/BB+ or below. **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. **The Dow Jones Industrial Average**, or simply the Dow, is a stock market index that shows how 30 large, publicly owned companies based in the United States have traded during a standard trading session in the stock market. **Nasdaq** is a global electronic marketplace for buying and selling securities, as well as the benchmark index for U.S. technology stocks. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**SM measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative IndexSM. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **HFRX Event Driven Index** is comprised of investment Managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. **DOJ** or The United States Department of Justice Antitrust Division is a law enforcement agency responsible for enforcing the antitrust laws of the United States. **Standard Deviation** is the degree to which returns vary relative to the average return: The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **A special purpose acquisition company (SPAC)** is a corporation formed by private individuals to facilitate investment through an initial public offering (IPO). The proceeds are used to buy one or more existing companies. **Alpha** is used in finance as a measure of performance, indicating when a strategy, trader, or portfolio manager has managed to beat the market return


over some period. Alpha, often considered the active return on an investment, gauges the performance of an investment against a market index or benchmark that is considered to represent the market's movement as a whole.

The Merger Fund®, WCM Alternatives: Event-Driven Fund, and WCM Alternatives: Credit Event Fund are distributed by Compass Distributors, LLC. The Merger Fund VL is available through variable products offered by third-party insurance companies and is not affiliated with Compass Distributors, LLC.

Shareholder Services: U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201

(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

(914) 741-5600 ■ Fax (914) 741-2950